UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2024,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 001-39680

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of Plan)
FULTON FINANCIAL CORPORATION

One Penn Square
P.O. Box 4887
Lancaster, PA 17604
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2024 and schedule of assets (held at end of year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.
/s/ BDO USA, P.C.
Philadelphia, Pennsylvania
June 18, 2025

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2024 and 2023

	2024	2023
ASSETS
Cash	$1,431,080	$78,331
Investments, at fair value	563,142,094	501,507,215

Receivables:
Accrued interest and dividends	—	428,741
Participant contributions	221,619	—
Notes receivable from participants	4,283,862	3,155,238
Total receivables	4,505,481	3,583,979

Total assets	$569,078,655	$505,169,525

LIABILITIES	$—	$—

Net assets available for benefits	$569,078,655	$505,169,525

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2024 and 2023

	2024	2023
Additions:
Investment income
Net appreciation in fair value of investments	$58,898,818	$62,675,340
Interest and dividends	20,129,089	14,783,242
Other income	14,291	82,174
Total investment income	79,042,198	77,540,756

Interest on notes receivable from participants	244,261	144,337
Contributions:
Participant	24,240,250	21,687,644
Employer	13,739,706	11,824,993
Participant rollovers	2,926,989	1,123,109
Total contributions	40,906,945	34,635,746

Total additions	120,193,404	112,320,839

Deductions:
Benefits paid to participants	56,052,889	38,936,449
Administrative expenses	231,385	61,243
Total deductions	56,284,274	38,997,692

Net increase in net assets available for plan benefits	63,909,130	73,323,147

Net assets available for benefits:
Beginning of year	505,169,525	431,846,378
End of year	$569,078,655	$505,169,525

See accompanying notes to financial statements.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the "Company" or the "Employer") and its subsidiaries. Eligible employees who have completed 30 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions: Participants may elect to contribute 1% to 75% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. The Plan allows participants to rollover balances from other eligible qualified plans.

The Employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants are eligible the first pay of the month following one year of service. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation in a Plan year. To be eligible for an employer profit sharing contribution, an employee had 1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date, or 2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2024 and 2023, no profit sharing contribution was made to eligible participants.

Eligible employees who have not elected to contribute, or not contribute, will automatically have contributions made to the Plan. The deemed election will start at 3% of eligible compensation and will continue until an affirmative Plan election to contribute a different percentage (including zero) is made. The deemed election becomes effective as soon as practicable once the eligible employee is enrolled in the Plan. If, as of January 1st, a deemed election has been in effect for at least 180 days, then the deemed deferral percentage will increase by 1% (but not to exceed a total percentage of 10%), effective as soon as administratively practicable after the following April 1st. If no election investment selection is made, the amounts will be invested in the Plan’s default investment vehicle.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and employer matching contributions, as well as allocations of the employer's profit sharing contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested in their profit sharing accounts after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account as a lump sum. Participants may elect to have their payment of benefits paid to their individual retirement accounts.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce expenses incurred by the Plan or to reduce employer contributions to the Plan. Forfeitures totaling $13,151 and $3,598 were used to reduce employer contributions or Plan expenses during 2024 and 2023, respectively. The forfeitures available to be used as of December 31, 2024 and 2023 totaled $41,400 and $13,108, respectively.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by Fulton Financial Advisors, the trustee, on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

Notes Receivable: Participants can borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account.

A commercially reasonable rate of interest for the geographical region in which the participant lives will be applied to the loan. The term of the note receivable may not exceed 5 years with the exception of note receivables used to acquire a principal residence, which must be paid within 30 years. Principal and interest is paid ratably through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates: The preparation of financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by its investment advisers and custodians. Purchases and sales of securities are recorded on a trade-date basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 8, Fair Value Measurements, for discussion of fair value measurements.

Notes Receivable: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Payment of Benefits: Benefits are recorded when paid.

Recently Adopted Accounting Standards

In June 2022, FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions ("ASU 2022-03"). This update clarifies how the fair value of equity securities subject to contractual sale restrictions is determined and requires additional qualitative and quantitative disclosures for equity securities with contractual sale restrictions. The Plan adopted ASU 2022-03 on January 1, 2024. The adoption of ASU 2022-03 did not have a material impact on its consolidated financial statements.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 4 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor's Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company.

Fees paid to Fulton Financial Advisors related to benefits paid to participants and record keeping services totaled $112,185 and $23,080 for 2024 and 2023, respectively.

Fees paid to Groom Law Group related to legal fees totaled $4,967 and $6,271 for 2024 and 2023, respectively. Fees paid to BDO for auditing services totaled $35,215 and $31,892 for 2024 and 2023, respectively.

At December 31, 2024 and 2023, the Plan had investments of $22,084,006 and $21,778,267, respectively, in Fulton Financial Corporation common stock. At December 31, 2024 and 2023, 4.08% and 4.50% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively. Approximately $851,067 and $906,784 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2024 and 2023, respectively.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023:

	2024	2023
Net assets available for benefits	$569,078,655	$505,169,525
Amounts allocated to withdrawing participants	—	(11,141)
Net assets available for benefits per Form 5500	$569,078,655	$505,158,384

The following is a reconciliation of net change in net assets per the financial statements for the years ended December 31, 2024 and 2023, to Form 5500:

	2024	2023
Net increase in net assets available for benefits per the financial statements	$63,909,130	$73,323,147
Add: change in amounts allocated to withdrawing participants	11,141	421,468
Net income per the Form 5500	$63,920,271	$73,744,615

NOTE 6 - RISK AND UNCERTAINTIES

The Plan provides for various investment options including any combination of certain mutual funds, or common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

NOTE 7 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2024 and 2023, no liabilities were recognized for uncertain tax positions.

NOTE 8 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1) and gives the lowest priority to unobservable inputs (level 3). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used or transfers between levels at December 31, 2024 and 2023.

Investments in Company's common stock is stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.

Mutual funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (“NAV”) and to transact at the price. The mutual funds held by the Plan are deemed to be actively traded.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2024	December 31, 2023

Investments:
Mutual Funds	$541,058,088	$479,728,948
Fulton Financial Corporation Common Stock	22,084,006	21,778,267
Total	$563,142,094	$501,507,215

There are no Level 2 or Level 3 investments as of December 31, 2024 and 2023.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 9 - LATE REMITTANCES

During 2024 and 2023, participant contributions totaling $161 and $7,753, respectively, were not remitted within the appropriate time by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company self-corrected these balances in 2024 by remitting related lost earning to participant accounts.

NOTE 10 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 18, 2025, the date the financial statements were available to be issued and there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

ERISA-REQUIRED SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

	Name of Plan Sponsor:		Fulton Financial Corporation
	EIN:		23-2195389
	Plan number:		001

Year	Participant Contributions Transferred Late to the Plan	Total That Constitutes Nonexempt Prohibited Transactions			Totally Fully Corrected Under VFCP and PTE(2) 2002-51
Check here if late participant loan repayments are included: ☐
	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP(1)	Contributions Pending Correction in VFCP(1)	Total Fully Corrected Under VFCP[1] and PTE[2]
2023	X	—	7,753	—	—
2024	—	—	161	—	—

(1) Voluntary Fiduciary Correction Program-VFCP (DOL).
(2) Prohibited Transaction Exemption-PTE (DOL).

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)
Identity of Issue,	Description of Investment Including	(c)
Borrower, Lessor,	Maturity Date, Rate of Interest	Current
or Similar Party	Collateral, Par or Maturity Value	Value (1)

	Mutual Funds

Jpmorgan	JPMorgan Large Cap Growth Fund	$76,784,947
Jpmorgan	JPMorgan Mid Cap Growth Fund	32,456,519
MFS	MFS International Growth Fund	5,871,326
MFS	MFS Value Fund	30,202,721
MFS	MFS Research International Fund	13,848,196
Federated Investors, Inc.	Federated Total Return Bond Fund	21,224,116
Vanguard	Vanguard Mid Cap Index Institutional Fund	15,202,392
Vanguard	Vanguard Institutional Index Fund	80,915,921
Vanguard	Vanguard Mid Cap Value Index Fund	10,867,590
Vanguard	Vanguard Small Cap Growth Index Fund	10,505,915
Vanguard	Vanguard Small Cap Value Index Fund	12,547,742
Vanguard	Vanguard Small Cap Index Fund	5,491,175
Vanguard	Vanguard Star Large Growth Fund	9,039,854
Vanguard	Vanguard Windsor II Large Value Fund-Adm	8,294,923
Vanguard	Vanguard Inflation Protected	2,829,133
Vanguard	Vanguard Short-Term Bond Index Fund	5,826,878
Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	4,647,822
Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	41,332
Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	25,560,450
T Rowe Price	T Rowe Price Small Cap Value Fund	15,717,826
T Rowe Price	T Rowe Price Retirement 2010 Fund	2,754,168
T Rowe Price	T Rowe Price Retirement 2020 Fund	13,835,833
T Rowe Price	T Rowe Price Retirement 2030 Fund	50,904,674
T Rowe Price	T Rowe Price Retirement 2040 Fund	48,161,958
T Rowe Price	T Rowe Price Retirement 2050 Fund	26,920,224
T Rowe Price	T Rowe Price Retirement 2060 Fund	10,604,453

	Common Stock

Fulton Financial Corporation (2)	Common Stock	22,084,006

	Notes Receivable from Participants

Participant Loans (2)	Interest rates: 3.24% - 8.74%	4,283,862
Total		$567,425,956
(1) All investments are participant directed, therefore, historical cost information is not required
(2) Party-in-interest

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401 (k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date:	June 18, 2025	/s/ Elli Miller
Elli Miller
Vice President, Benefits Manager

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.